                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.   )*
                                            --

                           Tyco International Ltd.
                           -----------------------
                               (Name of Issuer)

                    Common Stock, par value $.50 per share
                    --------------------------------------
                        (Title of Class of Securities)

                                  902120 10
                                --------------
                                (CUSIP Number)

Alberto Cribiore
c/o The Clayton & Dubilier Private              David A. Brittenham
  Equity Fund IV Limited Partnership            Debevoise & Plimpton
270 Greenwich Avenue                            875 Third Avenue
Greenwich, Connecticut  06830                   New York, NY  10022
(203) 661-3998                                  (212) 909-6000
- ----------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               October 19, 1994
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement. /X/ (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                 Page 2 of
                                           ---

CUSIP No. 902120 10                             13D



- --------------------------------------------------------------------------------------
1.       Names of Reporting Persons             The Clayton & Dubilier Private
         S.S. or I.R.S. Identifica-               Equity Fund IV Limited
         tion Nos. of Above Persons               Partnership
- --------------------------------------------------------------------------------------

2.       Check the Appropriate Box              (a)
         if a Member of a Group                 --------------------------------------
                                                (b)
- --------------------------------------------------------------------------------------

3.       S.E.C. Use Only

- --------------------------------------------------------------------------------------

4.       Source of Funds
                                                00 (see item 3)
- --------------------------------------------------------------------------------------

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                          ---
- --------------------------------------------------------------------------------------

6.       Citizenship or Place of
         Organization                               Connecticut
- --------------------------------------------------------------------------------------

Number of Shares                  (7) Sole Voting Power
Beneficially                                                  0
Owned by Each                     ----------------------------------------------------
Reporting Person                  (8) Shared Voting
with                                  Power           4,720,706           (see item 5)
                                  ----------------------------------------------------
                                  (9) Sole Dispositive Power
                                                              0
                                  ----------------------------------------------------
                                  (10) Shared Dispositive
                                       Power          4,720,706           (see item 5)
- --------------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person               4,720,706           (see item 5)
- --------------------------------------------------------------------------------------

12.      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares
- --------------------------------------------------------------------------------------

13.      Percent of Class Represented
         by Amount in Row (11)                        6.4%
- --------------------------------------------------------------------------------------

14.      Type of Reporting Person                        PN
- --------------------------------------------------------------------------------------





                                 Page 3 of
                                           ---

CUSIP No. 902120 10                         13D



- --------------------------------------------------------------------------------------
1.       Names of Reporting Persons             Clayton & Dubilier Associates
         S.S. or I.R.S. Identifica-               IV Limited Partnership
         tion Nos. of Above Persons
- --------------------------------------------------------------------------------------

2.       Check the Appropriate Box              (a)
         if a Member of a Group                 --------------------------------------
                                                (b)
- --------------------------------------------------------------------------------------

3.       S.E.C. Use Only

- --------------------------------------------------------------------------------------

4.       Source of Funds
                                                00 (see item 3)
- --------------------------------------------------------------------------------------

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                          ---
- --------------------------------------------------------------------------------------

6.       Citizenship or Place of
         Organization                             Connecticut
- --------------------------------------------------------------------------------------

Number of Shares                  (7) Sole Voting Power
Beneficially                                                  0
Owned by Each                     ----------------------------------------------------
Reporting Person                  (8) Shared Voting
with                                  Power           4,720,706           (see item 5)
                                  ----------------------------------------------------
                                  (9) Sole Dispositive Power
                                                              0
                                  ----------------------------------------------------
                                  (10) Shared Dispositive
                                       Power          4,720,706           (see item 5)
- --------------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person               4,720,706           (see item 5)
- --------------------------------------------------------------------------------------

12.      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares
- --------------------------------------------------------------------------------------

13.      Percent of Class Represented
         by Amount in Row (11)                         6.4%
- --------------------------------------------------------------------------------------

14.      Type of Reporting Person                        PN
- --------------------------------------------------------------------------------------





                                 Page 4 of
                                           ---

CUSIP No. 902120 10                         13D



- --------------------------------------------------------------------------------------
1.       Names of Reporting Persons             B. Charles Ames
         S.S. or I.R.S. Identifica-
         tion Nos. of Above Persons
- --------------------------------------------------------------------------------------

2.       Check the Appropriate Box              (a)
         if a Member of a Group                 --------------------------------------
                                                (b)
- --------------------------------------------------------------------------------------

3.       S.E.C. Use Only

- --------------------------------------------------------------------------------------

4.       Source of Funds
                                                00 (see item 3)
- --------------------------------------------------------------------------------------

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                          ---
- --------------------------------------------------------------------------------------

6.       Citizenship or Place of
         Organization                              U.S.A.
- --------------------------------------------------------------------------------------

Number of Shares                  (7) Sole Voting Power
Beneficially                                                  0
Owned by Each                     ----------------------------------------------------
Reporting Person                  (8) Shared Voting
with                                  Power           4,720,706           (see item 5)
                                  ----------------------------------------------------
                                  (9) Sole Dispositive Power
                                                              0
                                  ----------------------------------------------------
                                  (10) Shared Dispositive
                                       Power          4,720,706           (see item 5)
- --------------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person               4,720,706           (see item 5)
- --------------------------------------------------------------------------------------

12.      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares
- --------------------------------------------------------------------------------------

13.      Percent of Class Represented
         by Amount in Row (11)                         6.4%
- --------------------------------------------------------------------------------------

14.      Type of Reporting Person                        IN
- --------------------------------------------------------------------------------------





                                 Page 5 of
                                           ---

CUSIP No. 902120 10                        13D



- --------------------------------------------------------------------------------------
1.       Names of Reporting Persons             Alberto Cribiore
         S.S. or I.R.S. Identifica-
         tion Nos. of Above Persons
- --------------------------------------------------------------------------------------

2.       Check the Appropriate Box              (a)
         if a Member of a Group                 --------------------------------------
                                                (b)
- --------------------------------------------------------------------------------------

3.       S.E.C. Use Only

- --------------------------------------------------------------------------------------

4.       Source of Funds                        00 (see item 3)

- --------------------------------------------------------------------------------------

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                         ---
- --------------------------------------------------------------------------------------

6.       Citizenship or Place of
         Organization                              Italy
- --------------------------------------------------------------------------------------

Number of Shares                  (7) Sole Voting Power
Beneficially                                                  0
Owned by Each                     ----------------------------------------------------
Reporting Person                  (8) Shared Voting
with                                  Power           4,746,354           (see item 5)
                                  ----------------------------------------------------
                                  (9) Sole Dispositive Power
                                                              0
                                  ----------------------------------------------------
                                  (10) Shared Dispositive
                                       Power          4,746,354           (see item 5)
- --------------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person               4,746,354           (see item 5)
- --------------------------------------------------------------------------------------

12.      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares
- --------------------------------------------------------------------------------------

13.      Percent of Class Represented
         by Amount in Row (11)                         6.4%
- --------------------------------------------------------------------------------------

14.      Type of Reporting Person                        IN
- --------------------------------------------------------------------------------------





                                 Page 6 of
                                           ---

CUSIP No. 902120 10                                              13D



- --------------------------------------------------------------------------------------
1.       Names of Reporting Persons             Donald J. Gogel
         S.S. or I.R.S. Identifica-
         tion Nos. of Above Persons
- --------------------------------------------------------------------------------------

2.       Check the Appropriate Box              (a)
         if a Member of a Group                 --------------------------------------
                                                (b)
- --------------------------------------------------------------------------------------

3.       S.E.C. Use Only

- --------------------------------------------------------------------------------------

4.       Source of Funds
                                                00 (see item 3)
- --------------------------------------------------------------------------------------

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                         ---
- --------------------------------------------------------------------------------------

6.       Citizenship or Place of
         Organization                               U.S.A.
- --------------------------------------------------------------------------------------

Number of Shares                  (7) Sole Voting Power
Beneficially                                                  0
Owned by Each                     ----------------------------------------------------
Reporting Person                  (8) Shared Voting
with                                  Power           4,720,706           (see item 5)
                                  ----------------------------------------------------
                                  (9) Sole Dispositive Power
                                                              0
                                  ----------------------------------------------------
                                  (10) Shared Dispositive
                                       Power          4,720,706           (see item 5)
- --------------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person               4,720,706           (see item 5)
- --------------------------------------------------------------------------------------

12.      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares
- --------------------------------------------------------------------------------------

13.      Percent of Class Represented
         by Amount in Row (11)                         6.4%
- --------------------------------------------------------------------------------------

14.      Type of Reporting Person                        IN
- --------------------------------------------------------------------------------------





                                 Page 7 of
                                           ---

CUSIP No. 902120 10                   13D



- --------------------------------------------------------------------------------------
1.       Names of Reporting Persons                Hubbard C. Howe
         S.S. or I.R.S. Identifica-
         tion Nos. of Above Persons
- --------------------------------------------------------------------------------------

2.       Check the Appropriate Box                 (a)
         if a Member of a Group                    -----------------------------------
                                                   (b)
- --------------------------------------------------------------------------------------

3.       S.E.C. Use Only

- --------------------------------------------------------------------------------------

4.       Source of Funds
                                                   00 (see item 3)
- --------------------------------------------------------------------------------------

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                   ---
- --------------------------------------------------------------------------------------

6.       Citizenship or Place of
         Organization                                    U.S.A.
- --------------------------------------------------------------------------------------

Number of Shares                   (7) Sole Voting Power
Beneficially                                                     0
Owned by Each                      ---------------------------------------------------
Reporting Person                   (8) Shared Voting
with                                   Power             4,720,706        (see item 5)
                                   ---------------------------------------------------
                                   (9) Sole Dispositive Power
                                                                 0
                                   ---------------------------------------------------
                                   (10) Shared Dispositive
                                        Power            4,720,706        (see item 5)
- --------------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                  4,720,706        (see item 5)
- --------------------------------------------------------------------------------------

12.      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares
- --------------------------------------------------------------------------------------

13.      Percent of Class Represented
         by Amount in Row (11)                              6.4%
- --------------------------------------------------------------------------------------

14.      Type of Reporting Person                               IN
- --------------------------------------------------------------------------------------

                                   Page 8 of
                                             ---

CUSIP No. 902120 10                           13D


- --------------------------------------------------------------------------------------
1.       Names of Reporting Persons                Joseph L. Rice, III
         S.S. or I.R.S. Identifica-
         tion Nos. of Above Persons
- --------------------------------------------------------------------------------------

2.       Check the Appropriate Box                 (a)
         if a Member of a Group                    -----------------------------------
                                                   (b)
- --------------------------------------------------------------------------------------

3.       S.E.C. Use Only

- --------------------------------------------------------------------------------------

4.       Source of Funds
                                                   00       (see item 3)
- --------------------------------------------------------------------------------------

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                               ---
- --------------------------------------------------------------------------------------

6.       Citizenship or Place of
         Organization                                       U.S.A.
- --------------------------------------------------------------------------------------

Number of Shares                   (7) Sole Voting Power
Beneficially                                                     0
Owned by Each                      ---------------------------------------------------
Reporting Person                   (8) Shared Voting
with                                   Power             4,746,354        (see item 5)
                                   ---------------------------------------------------
                                   (9) Sole Dispositive Power
                                                                 0
                                   ---------------------------------------------------
                                   (10) Shared Dispositive
                                        Power            4,746,354        (see item 5)
- --------------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                  4,746,354        (see item 5)
- --------------------------------------------------------------------------------------

12.      Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares
- --------------------------------------------------------------------------------------

13.      Percent of Class Represented
         by Amount in Row (11)                              6.4%
- --------------------------------------------------------------------------------------

14.      Type of Reporting Person                               IN
- --------------------------------------------------------------------------------------





                                 Page 9 of
                                           ---

                           STATEMENT ON SCHEDULE 13D


ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the common stock, par value $.50 per share ("Common Stock"), of Tyco International Ltd., a Massachusetts corporation (the "Issuer"). The principal executive office of the Issuer is located at One Tyco Park, Exeter, New Hampshire 03833.

ITEM 2.   IDENTITY AND BACKGROUND.

          This statement is being filed by (i) The Clayton & Dubilier Private Equity Fund IV Limited Partnership ("Fund IV"), a Connecticut limited partnership having its principal office at 270 Greenwich Avenue, Greenwich, Connecticut 06830, (ii) Clayton & Dubilier Associates IV Limited Partnership ("Associates IV"), the general partner of Fund IV and a Connecticut limited partnership having its principal office at 270 Greenwich Avenue, Greenwich, Connecticut 06830, and (iii) the other reporting persons listed on Schedule A hereto. Fund IV's principal business is the investment in securities or equity-related securities and Associate IV's principal business is to act as the general partner of Fund IV and, as such, to make all investment decisions for and on behalf of Fund IV.

          The information provided herein with respect to each reporting person has been provided solely by that reporting person, and no reporting person is responsible for the accuracy and completeness of the information included about any other reporting person.

          Set forth on Schedule A hereto, which is attached hereto and incorporated by reference, are the (i) names and (ii) present principal occupations or employments of the reporting persons who are natural persons. Each of such persons is a general partner of Associates IV, has a business address at the address of Fund IV and (except for Alberto Cribiore, who is a permanent resident alien who has retained his Italian citizenship) is a citizen of the United States of America.

          During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was the imposition of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,





                                 Page 10 of
                                            ---
federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF CONSIDERATION.

          All of the securities of the Issuer beneficially owned by Fund IV to which this statement relates were received by Fund IV, pursuant to the merger (the "Merger") of T Acquisition Corp., a wholly owned subsidiary of the Issuer, with and into Kendall International, Inc. ("Kendall") on October 19, 1994, in exchange for 3,612,685 shares of Kendall common stock (which includes 18,446 shares subject to the Equity Reallocation Agreement (as defined in Item 5)), 27,809 A Warrants and B Warrants (as such terms are defined in Item 5) and 8,118 Reallocation Rights (as defined in Item 5) held by Fund IV at the time of the Merger, at an exchange ratio of 1.29485 shares of Common Stock for each share of Kendall common stock (the "Exchange Ratio"). The securities of the Issuer beneficially owned by Clayton & Dubilier Associates III Limited Partnership, a Connecticut limited partnership ("Associates III") (see Item
5), were also received pursuant to the Merger, in exchange for 15,162 A Warrants and B Warrants and 4,646 Reallocation Rights held by Associates III at the time of the Merger, at the Exchange Ratio. No additional consideration was paid by any of the reporting persons for such securities of the Issuer.

ITEM 4.   PURPOSE OF TRANSACTION.

          The securities of the Issuer to which this statement relates were acquired pursuant to the Merger (the terms of which were described in the Joint Proxy Statement, dated September 21, 1994, of the Issuer and Kendall). Depending upon Fund IV's evaluation of the Issuer's business and prospects and upon future developments, market conditions and alternative investment opportunities and uses of funds, Fund IV may determine to increase, decrease or dispose of its holdings of Tyco's securities (other than the shares of Common Stock beneficially owned by Fund IV that are subject to the Equity Reallocation Agreement) in one or more privately negotiated or open-market transactions or otherwise, on such terms and at such times as Fund IV considers desirable. Fund IV has no present plans or proposals that relate to or would result in any of the actions set forth in subparagraphs (a)-(j) of the instructions to Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          As of the close of business on November 3, 1994, Fund IV was the beneficial owner, pursuant to Rule 13d-3(d)(1)(i) under the





                                 Page 11 of
                                            ---

Act, of 4,720,706 shares of Common Stock(1) (the "Fund Shares") by virtue of its ownership of 4,677,885 shares of Common Stock and of (i) warrants (the "A Warrants") representing the right to purchase 17,400 shares of Common Stock pursuant to the related Warrant Agreement, dated as of July 7, 1992, as amended (the "A Warrant Agreement"), between the Issuer (as successor in interest to Kendall) and Mellon Bank, N.A., as successor warrant agent, (ii) warrants (the "B Warrants") representing the right to purchase 18,608 shares of Common Stock pursuant to the related Warrant Agreement, dated as of July 7, 1992, as amended (the "B Warrant Agreement"), between the Issuer (as successor in interest to Kendall) and Mellon Bank, N.A., as successor warrant agent, and (iii) rights ("Reallocation Rights") to purchase 10,511 shares of Common Stock pursuant to the Equity Reallocation Agreement, dated as of July 7, 1992, as amended (the "Equity Reallocation Agreement"), among the Issuer (as successor in interest to Kendall), certain shareholders of Kendall (now shareholders of Tyco) and Mellon Bank, N.A. as successor escrow agent (the "Escrow Agent"). Of the 4,677,885 shares of Common Stock owned by Fund IV, 23,885 shares are deposited with the Escrow Agent and may be purchased by holders of Reallocation Rights in accordance with the Equity Reallocation Agreement. Accordingly, Fund IV has the power to vote, but not to dispose of, such 23,885 shares. The Fund Shares constitute 6.4%(2) of the outstanding shares of Common Stock (based upon information provided by the Issuer as to the number of shares of Common Stock of the Issuer outstanding on October 25, 1994).

          Associates IV is the sole general partner of Fund IV. Messrs. Ames, Cribiore, Gogel, Howe and Rice are general partners of Associates IV and, as such, share the power to direct the vote and disposition of the securities held by Fund IV. Pursuant to Rule 13d-3(a) under the Act, Messrs. Ames, Cribiore, Gogel, Howe and Rice may be deemed to be the beneficial owners of the shares of Common Stock and other securities of Tyco owned by Fund IV. Each of





          --------------------
          1. This amount does not include 3,698 shares of Common Stock that Fund IV currently beneficially owns but would be required to transfer, pursuant to the Equity Reallocation Agreement referred to below, upon the exercise of the 10,511 Reallocation Rights held by it.

          2. This percentage does not include 3,698 shares of Common Stock that Fund IV currently beneficially owns but would be required to transfer pursuant to the Equity Reallocation Agreement upon the exercise of the 10,511 Reallocation Rights held by it.




                                 Page 12 of
                                            ---

Messrs. Ames, Cribiore, Gogel, Howe and Rice expressly disclaims such beneficial ownership.

          Messrs. Cribiore and Rice are also general partners of Associates III and, as such, share the power to direct the vote and disposition of the securities held by Associates III. As of the close of business on November 3, 1994, Associates III was the beneficial owner, pursuant to Rule 13d-3(d)(1)(i) under the Act, of 25,648 shares of Common Stock (the "Associates III Shares") by virtue of its ownership of (i) A Warrants representing the right to purchase 9,393 shares of Common Stock pursuant to the A Warrant Agreement, (ii) B Warrants representing the right to purchase 10,239 shares of Common Stock pursuant to the B Warrant Agreement and (iii) Reallocation Rights to purchase 6,016 shares of Common Stock pursuant to the Equity Reallocation Agreement. Pursuant to Rule 13d-3(a) under the Act, Messrs. Cribiore and Rice may be deemed to be the beneficial owners of the securities of Tyco owned by Associates III. Each of Messrs. Cribiore and Rice expressly disclaims such beneficial ownership. The Associates III Shares and the Fund Shares together constitute 6.4%(3) of the outstanding shares of Common Stock (based upon information provided by the Issuer as to the number of shares of Common Stock of the Issuer outstanding on October 25, 1994).

          The only transaction in shares of Common Stock or other securities of the Issuer that was effected by any of the reporting persons during the past 60 days was the acquisition of the Issuer's securities that occurred as a result of the Merger.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Fund IV is a party to a Stockholder Agreement, dated as of July 13, 1994, as amended by a stockholder agreement modification letter, dated October 3, 1994 (as so amended, the "Stockholder Agreement"), between the Issuer and Fund IV. Pursuant to the Stockholder Agreement, the Issuer has agreed that for so long as Fund IV (together with its Permitted Transferees (as defined in the Stockholder Agreement)) continues to hold at least 20% of the shares of Common Stock received by Fund IV in the Merger, the Issuer shall use its reasonable best efforts to cause one person designated in





          --------------------
          3. This percentage does not include 3,698 shares of Common Stock that Fund IV currently beneficially owns but would be required to transfer pursuant to the Equity Reallocation Agreement upon the exercise of the 10,511 Reallocation Rights held by it.




                                 Page 13 of
                                            ---
writing by Fund IV and reasonably satisfactory to the Issuer to be elected as a director of the Issuer. In addition, under the Stockholder Agreement, Fund IV is prohibited from engaging in any Sale (as defined in the Stockholder Agreement) of securities of Kendall or the Issuer until such time (the "Publication Time") as the Issuer has published financial results covering at least 30 days of combined operations of the Issuer and Kendall after the Merger. Fund IV may, however, transfer Common Stock to its partners in accordance with its partnership agreement as in effect on the date of the Stockholder Agreement or as in effect from time to time after the Publication Time, subject to certain restrictions on any further transfer prior to the Publication Time.

          Fund IV is also a party to a Registration Rights Agreement, dated as of July 7, 1992, as amended by Amendment No. 1 thereto, dated as of July 11, 1994, among Kendall and certain security holders of Kendall (now security holders of the Issuer), including Fund IV, which agreement has been assumed by the Issuer pursuant to an Assumption Agreement, dated October 19, 1994 (the "Assumption Agreement"), made by the Issuer in favor of the parties and beneficiaries to and under such Registration Rights Agreement as so amended. (Such Registration Rights Agreement, as so amended and as assumed by the Issuer pursuant to the Assumption Agreement, is referred to herein as the "Registration Rights Agreement".) Pursuant to the Registration Rights Agreement, Fund IV may, subject to certain conditions, require the Issuer to register under the Securities Act of 1933, as amended, the shares of Common Stock owned by it. The holders of a majority of the A Warrants and B Warrants also may, subject to certain conditions, require the Issuer to register such warrants under the Securities Act. In addition, Fund IV, Associates III and certain other holders of securities of Tyco have certain "piggyback rights" to participate in other registrations of Common Stock.

          Fund IV is also a party to the Equity Reallocation Agreement, pursuant to which 23,885 shares of Common Stock beneficially owned by Fund IV are deposited with the Escrow Agent. Such shares are required to be transferred to the holders of Reallocation Rights upon exercise of such rights pursuant to the Equity Reallocation Agreement at any time prior to July 7, 1999.

          The foregoing summaries of provisions of the Stockholder Agreement, the Registration Rights Agreement and the Equity Reallocation Agreement are qualified in their entirety by reference to each such agreement, copies of which either are attached hereto as Exhibits or have been previously filed with the Securities and Exchange Commission.





                                 Page 14 of
                                            ---

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.          Description
- -----------          -----------

     A               Stockholder Agreement, dated as of July 13, 1994, between the Issuer and
                     Fund IV.  (This Exhibit can be found as Exhibit 10(b) to the Issuer's
                     Current Report on Form 8-K filed July 26, 1994, and is incorporated herein by reference.)

     B               Stockholder agreement modification letter, dated October 3, 1994, between the Issuer and Fund IV.

     C               Registration Rights Agreement, dated as of July 7, 1992, among Kendall
                     (formerly named CDK Holding Corporation) and certain holders of its common stock and other securities.  (This Exhibit can be found as
                     Exhibit 4.42 to the Registration Statement on Form 10 of Kendall, File
                     No. 0-20602 (the "Form 10"), and is incorporated herein by reference.)

     D               Amendment No. 1 to Registration Rights Agreement, dated as of July 11,
                     1994, among Kendall and certain holders of its common stock and other securities.

     E               Assumption Agreement, dated October 19, 1994, by the Issuer in favor of the parties and beneficiaries to and under the Registration Rights
                     Agreement.

     F               Equity Reallocation Agreement, dated as of July 7, 1993, among Kendall, certain stockholders of Kendall and Norwest Bank Minnesota, N.A., as escrow agent.  (This Exhibit can be found as Exhibit 10.46.5 to the Form
                     10, and is incorporated herein by reference.)





                                 Page 15 of
                                            ---

                                   Signature

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 1994

                                        THE CLAYTON & DUBILIER PRIVATE
                                          EQUITY FUND IV LIMITED PARTNERSHIP

                                          By:  CLAYTON & DUBILIER ASSOCIATES
                                                 IV LIMITED PARTNERSHIP,
                                                 General Partner


                                          By:   /s/ Alberto Cribiore
                                             --------------------------------
                                             Alberto Cribiore
                                             General Partner

                                        CLAYTON & DUBILIER ASSOCIATES
                                          IV LIMITED PARTNERSHIP



                                        By:     /s/ Alberto Cribiore
                                           ----------------------------------
                                           Alberto Cribiore
                                           General Partner


                                                /s/ B. Charles Ames
                                        -------------------------------------
                                                 B. Charles Ames


                                                /s/ Alberto Cribiore
                                        -------------------------------------
                                                 Alberto Cribiore


                                                /s/ Donald J. Gogel
                                        -------------------------------------
                                                 Donald J. Gogel


                                                /s/ Hubbard. C. Howe
                                        -------------------------------------
                                                 Hubbard C. Howe


                                                /s/ Joseph L. Rice, III
                                        -------------------------------------
                                                 Joseph L. Rice, III





                                 Page 16 of
                                            ---

                                                                      Schedule A




                                                    Present Principal
Name                                              Occupation/Employment
- ----                                              ---------------------

B. Charles Ames                Principal of Clayton, Dubilier & Rice, Inc. ("CD&R"), a New York-based private investment firm located at 126 East 56th Street, New York, New York 10022, which manages Fund IV.


Alberto Cribiore                                    Principal of CD&R.


Donald J. Gogel                                     Principal of CD&R.


Hubbard C. Howe                                     Principal of CD&R.


Joseph L. Rice, III                                 Principal of CD&R.





                                 Page 17 of
                                            ---

                                                                      Schedule B

                 Pursuant to Rule 13d-1(f)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Schedule is attached is filed on behalf of each of them in the capacities set forth below.

Dated:  November 4, 1994

                                        THE CLAYTON & DUBILIER PRIVATE
                                          EQUITY FUND IV LIMITED PARTNERSHIP

                                          By:  CLAYTON & DUBILIER ASSOCIATES
                                                 IV LIMITED PARTNERSHIP,
                                                 General Partner


                                          By:   /s/ Alberto Cribiore
                                             -------------------------------
                                             Alberto Cribiore
                                             General Partner

                                        CLAYTON & DUBILIER ASSOCIATES
                                          IV LIMITED PARTNERSHIP


                                        By:     /s/ Alberto Cribiore
                                           ---------------------------------
                                           Alberto Cribiore
                                           General Partner


                                           /s/ B. Charles Ames
                                        ------------------------------------
                                            B. Charles Ames


                                           /s/ Alberto Cribiore
                                        ------------------------------------
                                            Alberto Cribiore


                                           /s/ Donald J. Gogel
                                        ------------------------------------
                                            Donald J. Gogel


                                           /s/ Hubbard C. Howe
                                        ------------------------------------
                                            Hubbard C. Howe


                                           /s/ Joseph L. Rice, III
                                        ------------------------------------
                                            Joseph L. Rice, III





                                 Page 18 of
                                            ---

                                                                      Schedule C

                               Power of Attorney

                 Each person whose signature appears below constitutes and appoints Joseph L. Rice, III, Alberto Cribiore and William A. Barbe, and each of them, his true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to the statement to which this Schedule is attached, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Dated:  November 4, 1994


                                           /s/ B. Charles Ames
                                         ----------------------------------
                                         B. Charles Ames


                                           /s/ Alberto Cribiore
                                         ----------------------------------
                                         Alberto Cribiore


                                           /s/ Donald J. Gogel
                                         ----------------------------------
                                         Donald J. Gogel


                                           /s/ Hubbard C. Howe
                                         ----------------------------------
                                         Hubbard C. Howe


                                           /s/ Joseph L. Rice, III
                                         ----------------------------------
                                         Joseph L. Rice, III





                                 Page 19 of
                                            ---

                                EXHIBIT INDEX


Exhibit No.          Description
- -----------          -----------

     A               Stockholder Agreement, dated as of July 13, 1994, between the Issuer and
                     Fund IV.  (This Exhibit can be found as Exhibit 10(b) to the Issuer's
                     Current Report on Form 8-K filed July 26, 1994, and is incorporated herein by reference.)

     B               Stockholder agreement modification letter, dated October 3, 1994, between the Issuer and Fund IV.

     C               Registration Rights Agreement, dated as of July 7, 1992, among Kendall
                     (formerly named CDK Holding Corporation) and certain holders of its common stock and other securities.  (This Exhibit can be found as
                     Exhibit 4.42 to the Registration Statement on Form 10 of Kendall, File
                     No. 0-20602 (the "Form 10"), and is incorporated herein by reference.)

     D               Amendment No. 1 to Registration Rights Agreement, dated as of July 11,
                     1994, among Kendall and certain holders of its common stock and other securities.

     E               Assumption Agreement, dated October 19, 1994, by the Issuer in favor of the parties and beneficiaries to and under the Registration Rights
                     Agreement.

     F               Equity Reallocation Agreement, dated as of July 7, 1993, among Kendall, certain stockholders of Kendall and Norwest Bank Minnesota, N.A., as escrow agent.  (This Exhibit can be found as Exhibit 10.46.5 to the Form
                     10, and is incorporated herein by reference.)